Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

May 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Kuhn
Theresa Brillant
Eddie Kim
Mara Ransom

Re:	RIKU DINING GROUP Ltd
Draft Registration Statement on Form F-1
Submitted May 9, 2025
CIK No. 0002058976

Dear Messrs. Brillant, Kim, and Ransom:

On behalf of our client, RIKU DINING GROUP Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated May 23, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 2 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the United States Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Capitalized terms used below without definition have the meaning given to them in the Amendment No. 2.

United States Securities and Exchange Commission May 30, 2025 Page 2

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 9, 2025

Cover Page

1.	We note the following disclosure: “We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this offering as we do not believe that our HK Operating Subsidiaries would be deemed to be an ‘operator of critical information infrastructure’ or a ‘data processor’ controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S.” Revise to provide the basis for this belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 9, 31, 33, Alt-3 and Alt-18 of the Amendment No. 2.

2.	We note your references to “our operations in the PRC.” This appears inconsistent with your disclosure elsewhere, reflecting that you “do not have any subsidiaries nor conduct any business operations in PRC.” Given that you define the PRC to include Hong Kong, this latter statement seems inaccurate. We also note your use of “China” without defining the word. Please revise throughout the draft registration statement for clarity and consistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages ii, iv, 9, 32, Alt-3, Alt-4, Alt-6 Alt-8 and Alt-19 of the Amendment No. 2.

3.	We note the following disclosure: “However, the recent developments would add uncertainties to this offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.” Please specify what “recent developments” you are referring to, and make the same revisions in the resale prospectus.

Response: : In response to the Staff’s comment, the Company has revised its disclosure on the cover page, page Alt-4 and Alt-5 of the Amendment No. 2, to (i) clarify that the recent developments relate to those developments described in the paragraphs preceding this statement, in connection with the implementation of the HFCA Act, which include the joint statement by the SEC and the PCAOB, the proposed rule changes filed by Nasdaq, the implementation of the HFCA Act and the actions by the PCAOB (including that it has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed) and (ii) to add cross-references to related descriptions in the “Prospectus Summary” and “Risk Factor” sections of the Amendment No. 2.

United States Securities and Exchange Commission May 30, 2025 Page 3

PROSPECTUS SUMMARY

Transfers of Cash to and From Our Subsidiaries, page 3

4.	We note your response to prior comment 6 and reissue in part. Given your revised disclosure that, “[d]uring fiscal year 2024, the CA Operating Subsidiaries, ARCI and Vaughan Inc., made dividend payments of an aggregate amount of $254,376 to its shareholders out of the retained earnings balance,” please revise to provide a cross-reference to the consolidated financial statements. Please make the same revisions in the resale prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 36, 59, 78 and Alt-13 of the Amendment No. 2.

Risks Related to Doing Business in Hong Kong, page 28

5.	We note your response to prior comment 7 and reissue in part. In this regard, we note your statement on page 28 that “it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future” (emphasis added), and on page 29 that “the legal and operational risks associated in mainland China may also apply to operations in Hong Kong” (emphasis added). Please revise your disclosure here, and elsewhere as appropriate, including the resale prospectus, to affirmatively clarify that the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the Amendment No. 2.

6.	We note your response to prior comment 8 and reissue in part. Please revise pages 5 and Alt-15 to include similar disclosure reflected on page 33 regarding the PDPO. We also note your conclusion that you “do not believe that existing or future data privacy or cybersecurity laws in Hong Kong or the PRC will materially restrict [y]our business operations, limit [y]our ability to accept foreign investment, or impair [y]our ability to list on a U.S. or foreign stock exchange.” Please explain whether you are relying on an opinion of counsel. In this regard, we note that you have included an opinion of your Hong Kong counsel in your Exhibit Index.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 33 of the Amendment No. 2. We note that pages 5 and Alt-15 are “Summary of Risk Factors” sections.

United States Securities and Exchange Commission May 30, 2025 Page 4

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

7.	We note on page 4 that, during fiscal year 2024, your CA Operating Subsidiaries, ARCI and Vaughan Inc., made dividend payments of an aggregate amount of $254,376 to its shareholders out of the retained earnings balance. Your Consolidated Statements of Changes in Shareholders’ Equity presents the dividend distribution from “additional paid in capital”. Please reconcile and revise as necessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that: According to the Articles of Incorporation of each of ARCI and Vaughan Inc., dividends may be declared and paid out of the profit of or from any reserve set aside from profits of ARCI and Vaughan Inc., respectively. In fiscal year 2024, when ARCI and Vaughan Inc. made the dividend declaration, the retained earnings balance of ARCI and Vaughan Inc. were negative. Management of ARCI and Vaughan Inc. determined that the dividend payment was treated as a liquidating dividend payment and a distribution to shareholders in excess of earnings, representing a return of capital. Management of ARCI and Vaughan Inc. determined that it was appropriate to record any excess of the dividend above retained earning against additional paid-in capital to avoid declaring dividends from any expected accumulated loss reserve in order to comply with the respective Articles of Incorporation. As a result, ARCI and Vaughan Inc. determined that the payment of dividend was a reduction in the other positive reserve, which was the additional paid-in capital.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 36, 59, 78, F-29 and Alt-13 of the Amendment No. 2.

Notes to Consolidated Financial Statements

Note 10 - Related Party Transactions

(c) Due from related parties, page F-25

8.	Please tell us how you determined that the $271,903 dividend declared on May 6, 2025, reduces the receivable from C& 535 Limited and ES& Cubus Limited, and tell us how you plan to account for the dividend distribution including the movement of cash, if any. Additionally, tell us your consideration for providing the information in SAB Topic 1B.3.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the dividend declared on May 6, 2025 in the amount of $271,903 would offset the “due from related parties balance” against the “retained earnings” balance of C& 535 Limited and ES& Cubus Limited in the same amount. Pursuant to ASC 310-10-S99-3, the Company determined that the dividend declaration should be presented as a contra equity and accounted for as a reduction of the retained earnings within the shareholders’ equity offset by a non-cash distribution. As a result, this was a non-cash transaction that will not impact the Company’s cash movement.

United States Securities and Exchange Commission May 30, 2025 Page 5

We respectfully advise that, in accordance with SAB Topic 1B.3, the Company has considered the significance of the subsequent events detailed under Note 17, specifically the dividend declarations on May 6, 2025. Since the dividends were declared after the balance sheet date, we believe that retroactive effect in the balance sheet or pro forma balance sheet disclosure as per SAB Topic 1B.3 is not strictly necessary. The declared dividends being less than the earnings of fiscal year 2024 further support this position.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 36, 59, 78, 127, F-25, F-29, F-30 and Alt-13 of the Amendment No. 2.

General

9.	We note your response to prior comment 21, stating, among other things, that “there were only 2 sub-franchised restaurants, for the year ended September 30, 2024, as compared to 10 self-operated restaurants.” According to your disclosure on page 95, however, at minimum, you opened three sub-franchised restaurants in fiscal year ended September 30, 2024. Please advise us of your response.

Response: “The Company respectively advises the Staff that there were in fact a total of 10 sub-franchised restaurants (not the 2 sub-franchised restaurants previously disclosed), for the year ended September 30, 2024 (2 in Hong Kong and 8 in Canada). This is as compared to 10 self-operated restaurants (6 in Hong Kong and 4 in Canada), which, while when comparing the number of sub-franchised restaurants to the total number of restaurants is not insignificant, the Company respectively advises the Staff that the Company’s overall analysis with respect to the materiality of the sub-franchise agreements and the determination of whether any of those agreements meet the definition of a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, remains unchanged, when considering all other factors in totality (including, but not limited to, for example, the analysis of revenues derived from sub-franchised restaurants when compared against total revenues, and the ability of the company to find new or replacement sub-franchisors).

In response to the Staff’s comment, the Company has also revised its disclosure on page 71 of the Amendment No. 2 to update the metric of “number of sub-franchised restaurants” to clarify that such number represents the “number of new sub-franchised restaurants opening.”

10.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the date of this response, the Company has not presented written communications in reliance on Rule 163B of the Securities Act. The Company advises the Staff that if such written communications are expected in the future, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents or expects to present to potential investors in reliance on Rule 163B of the Securities Act.

Please call me at 212-407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari, Esq.
Janeane Ferrari, Esq.
Partner

cc:	Luk Siu Fung Mark, Vice Chairman and Executive Director of Riku Dining Group Limited